82-34767

Certificate issued by the Registrar of Companies & Close Corporations on Friday, August 20, 2004 11:42
Certificate of Annual Return for period: 2004/08

[redacted]PANIES AND INTELLECTUAL
ERTY REGISTRATION OFFICE

04036438

SUPPL

Registration number	1946/022751/06
Enterprise Name	~~EDGARS CONSOLIDATED~~ STORE.
Enterprise Shortened Name	EDCON Consolidated Stores
Enterprise Translated Name	
Enterprise Trading Name	
Main Business	THE RETAILING OF CLOTHING, FOOTWEAR, HOME TEXTILES AND ACCESSORIES
Standard Industrial Classification(s)	PRIVATE HOUSEHOLDS, EXTERRITORIAL ORGANISATIONS, REPRESENTATIVES OF FOREIGN GOVERNMENTS AND OTHER ACTIVITIES NOT ADEQUATELY DEFINED PRIVATE HOUSEHOLDS, EXTERRITORIAL ORGANISATIONS, REPRESENTATIVES OF FOREIGN GOVERNMENTS AND OTHER ACTIVITIES NOT ADEQUATELY DEFINED
Financial year end	March
Financial Statements	31/03/2004
Holding Company	
Annual General Meeting	14/07/2004
Last financial year turnover	R. 115145000000
Registration Date	
Business Start Date	07/08/1946
Enterprise Type	Public Company
Enterprise Status	In Business
Postal Address	P O BOX 100 CROWN MINES 2025
Address of registered office	EDGARDALE PRESS AVENUE CROWN MINES 2092
Telephone Number	(011) 4956845
Fax Number	(011) 8371833
Website (URL)	WWW.EDCON.CO.ZA
Email Address	YDEMBSKEY@EDCON.CO.ZA
Cell Number	N/A

PROCESSED
AUG 24 2004
THOMSON FINANCIAL

Auditor

Name	ERNST & YOUNG	
	Status	Current
	Type	Auditor
	Profession	Chartered Accountants
	Profession Number	918288
	Business Address	WANDERERS OFFICE PARK 52 CORLETT DRIVE ILLOVO 2196
	Postal Address	P O BOX 2322 JOHANNESBURG 2000
	Telephone number	(011) 7723000
	Fax number	(011) 7724000
	Cell Number	N/A
	Email	WWW.EY.COM/SOUTHAFRICA
	Start Date	19/10/1976

Company Secretary

First Names	ELIZABETH ANN	
Surname	BAGLEY	
	Previous Surname (if applicable)	ANDERSON
	Initials	E A
	ID Number	5008060055082
	Country (of residence)	South Africa
	Status	Active
	Profession / Occupation	COMPANY SECRETARY
	Business Address	EDGARDALE PRESS AVE CROWN MINES 2025
	Postal Address	P O BOX 100 CROWN MINES 2025
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	05/01/2004

Directors / Officers / Local Managers

First Names	MARK RICHARD
Surname	BOWER

	Initials	M R
	ID Number	5503195093008
	Date of Birth	19/03/1955
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	CHIEF EXECUTIVE:GROUP SERVICES
	Business Address	EDGARDALE PRESS AVENUE CROWN MINES 2025
	Residential Address	27 CHESHAM ROAD BRYANSTON 2021
	Postal Address	P O BOX 100 CROWN MINES 2025
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	01/10/1990
First Names	WILLIAM SELWYN	
Surname	MACFARLANE	
	Initials	W S
	ID Number	3507175034082
	Date of Birth	17/07/1935
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	CHAIRMAN
	Business Address	11 SUMMERHAZE CLOSE MORNINGSIDE SANDTON 2196
	Residential Address	11 SUMMERHAZE CLOSE MORNINGSIDE SANDTON 2196
	Postal Address	P O BOX 78923 SANDTON 2146
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	25/03/1999

First Names	URIN	
Surname	FERNDALE	
	Initials	U
	ID Number	6501035147082
	Date of Birth	01/03/1965
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	GROUP HUMAN RESOURCES EXECUTIVE
	Business Address	EDGARDALE PRESS AVENUE CROWN MINES 2025
	Residential Address	4 CASA DIVA BUCCLEUACH GIBSON DRIVE 2025
	Postal Address	P O BOX 100 CROWN MINES 2025
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	12/08/1999
First Names	ZOHRA BEGUM	
Surname	EBRAHIM	
	Initials	Z B
	ID Number	6004210128084
	Date of Birth	21/04/1960
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	EXECUTIVE CHAIRMAN:INFRAMAX HOLDINGS
	Business Address	1ST FLOOR RIVERSIDE CENTRE MAIN ROAD RONDEBOSCH 7700
	Residential Address	1 SUNNINGDALE ROAD KENILWORTH 7708
	Postal Address	PO BOX 44620 CLAREMONT 7735
	Telephone number	
	Fax number	

	Cell Number	
	Email	
	Start Date	03/11/1999
First Names	TINA NOLUTHANDO MANCHANA	
Surname	EBOKA	
	Initials	T N M
	ID Number	5905090825089
	Date of Birth	09/05/1959
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	DIRECTOR OF COMPANIES
	Business Address	CSIR PO BOX 320 STELLENBOSCH 7599
	Residential Address	55 EVREMONDE ROAD PLUMSTEAD 7800
	Postal Address	P O BOX 1124 PORT ELIZABETH 6000
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	03/11/1999
First Names	ARTHUR JACOB	
Surname	AARON	
	Initials	A J
	ID Number	3204050721003
	Date of Birth	04/05/1932
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	ATTORNEY
	Business Address	155-5TH STREET SANDOWN SANDTON 2196
	Residential Address	24 VICTORIA AVENUE MELROSE 2196
	Postal Address	PO BOX 927 JOHANNESBURG 2000
	Telephone number	

	Fax number	
	Cell Number	
	Email	
	Start Date	14/04/1978
First Names	GRAHAM ROBERT	
Surname	EVANS	
	Initials	GR
	ID Number	5209110000000
	Date of Birth	11/09/1952
	Coutry (of residence)	
	Status	Resigned
	Status Change date	14/02/2002
	Profession / Occupation	
	Business Address	EDGARDALE PRESS AVE CROWN MINES 2025
	Residential Address	5 EASTWOLD WAY SAXONWOLD 2196
	Postal Address	P OBOX 100 CROWN MINES 2025
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	12/08/1999
First Names	STEPHEN MICHAEL	
Surname	ROSS	
	Initials	S M
	ID Number	5202220000000
	Date of Birth	22/02/1952
	Coutry (of residence)	United States
	Status	Active
	Profession / Occupation	MANAGING DIRECTOR AND CHIEF EXECUTIVE
	Business Address	EDGARDALE PRESS AVENUE CROWN MINES 2025
	Residential Address	20 REDHILL ROAD MORNINGSIDE 2057
	Postal Address	P O BOX 100

		CROWN MINES 2025
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	01/10/1998
First Names	ADRIAAN VAN ASWEGAN	
Surname	BOSHOFF	
	Initials	A V A
	ID Number	5201055022007
	Date of Birth	05/01/1952
	Coutry (of residence)	
	Status	Active
	Profession / Occupation	
	Business Address	EDGARDALE PRESS AVE CROWN MINES 2025
	Residential Address	77 CUCKOOS NEST FEATHERBROOKE EST EDGARDALE PRESS AVE CROWN MINES 2054
	Postal Address	P O BOX 100 CROWN MINES 2025
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	15/08/2001
First Names	SANDILE DONALD MUZIWENKOSI	
Surname	ZUNGU	
	Initials	SDM
	ID Number	6702105327089
	Date of Birth	10/02/1967
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	EXECUTIVE CHAIRMAN
	Business Address	28 FOREST RIDGE WOODLANDS OFFICE PARK WOODLANDS 2001
	Residential Address	

		57 ECCLESTON CRESCENT, BRYANSTON 2001
	Postal Address	P O BOX 2932 CRAMERVIEW 2060
	Telephone number	(012) 4280660
	Fax number	
	Cell Number	
	Email	THANDIT@DENEL.CO.ZA
	Start Date	23/03/2004
First Names	ALEWYN PETRUS	
Surname	BURGER	
	Initials	AP
	ID Number	5106205041080
	Date of Birth	20/06/1951
	Coutry (of residence)	South Africa
	Status	Resigned
	Status Change date	31/03/2001
	Profession / Occupation	DIRECTOR
	Business Address	1ST FL BLOCK F ROCHESTER PLACE 173 RIVONIA ROAD 0000
	Residential Address	35 LOU-ANNA DR KLOOF EN DAL X3 ROODEPOORT 1725
	Postal Address	P OBOX 65387 BENMORE 2010
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	17/08/2000
First Names	WOLF ELI	
Surname	CESMAN	
	Initials	WE
	ID Number	4204115039087
	Date of Birth	11/04/1942
	Coutry (of residence)	South Africa
	Status	Resigned

	Status Change date	17/08/2000
	Profession / Occupation	CHAIRMAN
	Business Address	11TH FLOOR JORISSEN PLACE 66 JORISSEN STREET JOHANNESBURG 2001
	Residential Address	80 PROTEA AVENUE ATHOL SANDTON 2146
	Postal Address	P O BOX 31287 BRAAMFONTEIN 2017
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	12/02/1999
First Names	JACOBUS DOROTHEUS MARIA	
Surname	KOOLEN	
	Initials	J D M
	ID Number	6008125705100
	Date of Birth	12/08/1960
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	CONSULTANT
	Business Address	83 CENTRAL STREET HOUGHTON JOHANNESBURG 2021
	Residential Address	37 ST JOHNS ROAD HOUGHTON JOHANNESBURG 2021
	Postal Address	P O BOX 784705 SANDTON 2146
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	17/05/2001
First Names	PETER LINFORD	
Surname	WILMOT	
	Initials	P L

	ID Number	4003135036085
	Date of Birth	13/03/1940
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	DIRECTOR OF COMPANIES
	Business Address	28 THE MANOR 27 CENTRE ROAD MORNINGSIDE 2144
	Residential Address	28 THE MANOR 27 CENTRE ROAD MORNINGSIDE 2144
	Postal Address	P O BOX 76196 WENDYWOOD 2144
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	01/11/2001
First Names	JON LEWIS	
Surname	SPOTTS	
	Initials	J L
	ID Number	6301160000000
	Date of Birth	16/01/1963
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	CHIEF EXECUTIVE:EDGARS CHAIN
	Business Address	EDGARDALE PRESS AVENUE CROWN MINES 2025
	Residential Address	56-12TH AVENUE PARKTOWN NORTH 2193
	Postal Address	PO BOX 100 CROWN MINES 2025
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	14/02/2002
First Names	KENNETH COENRAD	

Surname	VAN AARDT	
	Initials	KC
	ID Number	6008025024081
	Date of Birth	02/08/1960
	Coutry (of residence)	South Africa
	Status	Resigned
	Status Change date	18/07/2002
	Profession / Occupation	GROUP FINANCIAL DIRECTOR
	Business Address	EDGARDALE PRESS AVENUE CROWN MINES 2025
	Residential Address	298 JUPITER STREET WATERKLOOF RIDGE PRETORIA 0181
	Postal Address	P O BOX 100 CROWN MINES 2025
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	16/02/2001
First Names	STEPHEN ROBERT	
Surname	BINNIE	
	Initials	S R
	ID Number	6706195631086
	Date of Birth	19/06/1967
	Coutry (of residence)	United Kingdom
	Status	Active
	Profession / Occupation	CHARTERED ACCOUNTANT
	Business Address	EDGARDALE PRESS AVE CROWN MINES 2025
	Residential Address	9 MAXWELL MACDONALD ST GLENADRIENNE 0000
	Postal Address	PO BOX 786945 SANDTON 2146
	Telephone number	
	Fax number	
	Cell Number	

Email

Start Date 27/03/2003

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, Pretoria
Call Centre Tel: 086 184 3384, Fax (012) 328 3051, www.cipro.gov.za

82-34767

RECEIVED
2004 AUG 23 P 3:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Release Date: 17/08/2004 14:22:43

EDGARS CONSOLIDATED STORES LIMITED - DEALING IN SECURITIES BY A DIRECT

2004/08/17 14:22:43

ECO
EDGARS CONSOLIDATED STORES LIMITED - DEALING IN SECURITIES BY A DIRECTOR
EDGARS CONSOLIDATED STORES LIMITED
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code : ECO   ISIN Code : ZAE000018388
DEALING IN SECURITIES BY A DIRECTOR
For financial planning purposes Mr S.M. Ross, Executive Director and Chief Executive Officer of Edcon, has sold 108 500 Edcon shares and purchased 41 500 Edcon shares over which he had options issued to him on 1 October 1998, the final tranche of which vested on 1 September 2002. We hereby advise the following details of these transactions in compliance with paragraph 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa ("the Listings Requirements"):

Transaction Date	: 16 August 2004
Number of shares	: 108 500
Nature of Transaction	: Sale on the open market
Class of security	: Ordinary shares of 10 cents each
Price per share	: 16024 cents
Total Value	: R17 386 040.00
Option Strike Price	: 2061 cents per share
Option Strike Date	: 1 October 1998
Vesting Periods	: 20% on option strike date and a further 20% per annum until 1 September 2002, provided all options are purchased by no later than 10 years after the option strike date
Nature of Interest	: Directly beneficial
Transaction Date	: 16 August 2004
Number of shares	: 41 500
Nature of Transaction	: Purchase of options
Class of security	: Ordinary shares of 10 cents each
Price per share	: R20.61 cents
Total Value	: R855 315.00
Option Strike Price	: 2061 cents per share
Option Strike Date	: 1 October 1998
Vesting Periods	: 20% on option strike date and a further 20% per annum until 1 September 2002, provided all options are purchased by no later than 10 years after the option strike date
Nature of Interest	: Directly beneficial

The above options constitute approximately 18.75% of Mr Ross" total remaining options.
In terms of paragraph 3.66 of the Listings Requirements prior clearance to deal in the above securities has been obtained from Mr W S MacFarlane, Chairman of the Board of Edcon.
17 August 2004

Johannesburg
Sponsor
Cazenove
Date: 17/08/2004 02:22:50 PM Produced by the JSE SENS Department

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82-34767

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Release Date: 17/08/2004 15:41:03

EDGARS CONSOLIDATED STORES LIMITED - DEALING IN SECURITIES BY A DIRECT

2004/08/17 15:41:03

ECO
EDGARS CONSOLIDATED STORES LIMITED - DEALING IN SECURITIES BY A DIRECTOR
EDGARS CONSOLIDATED STORES LIMITED
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code : ECO ISIN Code : ZAE000018388
DEALING IN SECURITIES BY A DIRECTOR
Regarding the announcement that was made earlier today concerning the dealing in Edcon securities by Mr S.M Ross, it is further disclosed that following the purchase of the 41 500 shares, Mr Ross" direct holding of Edcon shares now amounts to a total of 100 000 shares.
Date: 17/08/2004 03:41:04 PM Produced by the JSE SENS Department

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82-34767

RECEIVED
2004 AUG 23 P 3:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Release Date: 14/07/2004 09:10:01

EDGARS CONSOLIDATED STORES LIMITED - TRADING STATEMENT FOR THE FIRST Q

2004/07/14 09:10:01

ECO
EDGARS CONSOLIDATED STORES LIMITED - TRADING STATEMENT FOR THE FIRST QUARTER ENDED 3 JULY 2004
EDGARS CONSOLIDATED STORES LIMITED
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code : ECO   ISIN Code : ZAE000018388
TRADING STATEMENT FOR THE FIRST QUARTER ENDED 3 JULY 2004
At Edcon"s 58th Annual General Meeting held earlier today Chief Executive Steve Ross, updated the meeting on trading for the past three months as follows:
"The environment of low interest rates, real wage increases and improved consumer confidence, was positive for all retailers during the quarter under review. Against this background, Edcon, with its offerings of well-priced merchandise and appropriate fashion, continued to gain market share during this period.
Total sales for the first fourteen weeks of this financial year have exceeded internal targets and rose by 25% when compared with the same period last year. Edgars" sales increased by 24% while Jet"s sales were up 28%, with these chains representing 90% of group sales. The growth in average retail trading space was just under 2% in both chains. Sales in CNA improved steadily over the period, and it reported a 16% sales increase, while Super Mart recorded a turnover decline of 20%, as new systems were introduced and merchandise receipts frozen. Boardmans was only acquired on 1 April 2004 and consequently its first three months have been used to integrate it onto Edcon"s IT platforms and retail methodologies.
As anticipated, economies of scale and efficiencies throughout the business continued to boost profitability, resulting in headline earnings per share for the first three months running well ahead of budget. Encouragingly, collections are above those incorporated in internal plans, and, as a result, the debtors books are in a better condition than at the same time last year. After the particularly robust winter turnover, seasonal merchandise has been cleared. Looking forward, the Board is confident that Group sales will continue to show meaningful growth. On this strong performance, headline earnings per share for the half year to September 2004 are expected to be between 60 and 80% higher than those reported for the first six months of the previous year. The effect of the scheduled inclusion of a non-comparable additional trading week has been to boost these percentage growth numbers by approximately 20 percentage points."
In terms of the JSE Securities Exchange South Africa listing requirements this trading statement has been examined by the external auditors. Consequently, Ernst and Young has reported that this trading statement has been properly completed on the basis of reasonable assumptions and is consistent with Group Accounting Policies. Their full report is available for inspection at the Registered Office of the Company.
Regarding the recent disposal by SABMiller plc of its 21% equity interest in Edcon, Mr Ross advised that "he was particularly pleased with the outcome of the accelerated bookbuild exercise, in terms of which the offering was covered over four times. This sizeable holding was sold at R144 per share, representing a discount of only 2.7% to the closing price of Edcon shares prior to the

announcement of the disposal. The Edcon share price closed yesterday at R152.50, recovering not only the dividend of 521 cents, paid out on 5 July 2004, but also the discount arising on the sale by SABMiller plc.
The transfer of 11,2 million Edcon shares away from the single shareowner SABMiller has broadened the shareowner base, with 51% of the purchasers in South Africa, 24% in the United Kingdom, 19% in the United States and 6% to the rest of the world. The removal of this overhang is expected to reduce volatility in the share and increase tradeability.
14 July 2004
Johannesburg
Sponsor
Cazenove

Date: 14/07/2004 09:10:05 AM Produced by the JSE SENS Department

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Release Date: 14/07/2004 12:04:34

Edgars Consolidated Stores Limited - Results of the 58th annual genera

2004/07/14 12:04:34

ECO
Edgars Consolidated Stores Limited - Results of the 58th annual general meeting of Edcon
Edgars Consolidated Stores Limited
(Registration No : 1946/022751/06)
Incorporated in the Republic of South Africa
Share Code : ECO ISIN number : ZAE000018388
"EDCON"
Results of the 58th annual general meeting of Edcon
Shareholders are advised that at the annual general meeting held on Wednesday, 14 July 2004, all the resolutions as proposed in the notice of the annual general meeting were approved by the requisite majority of members.
Johannesburg
14 July 2004
Sponsor
Cazenove South Africa (Proprietary) Limited
Date: 14/07/2004 12:04:35 PM Produced by the JSE SENS Department

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82-34767

Release Date: 07/07/2004 15:14:40

EDGARS CONSOLIDATED STORES LIMITED - DEALING IN SHARES BY A DIRECTOR

2004/07/07 15:14:40

ECO
EDGARS CONSOLIDATED STORES LIMITED - DEALING IN SHARES BY A DIRECTOR
EDGARS CONSOLIDATED STORES LIMITED
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code: ECO ISIN Code: ZAE000018388
DEALING IN SHARES BY A DIRECTOR
In compliance with Rule 3.63 - 3.74 of the JSE Listings Requirements, the following information is disclosed:
Mr A J Aaron, Non-Executive Director of Edcon, has purchased 15 000 Edcon ordinary shares of 10 cents each. The details of this transaction are as follows:

Transaction Date :	7 July 2004
Number of Shares :	15000
Class of security :	Ordinary Shares of 10 cents each
Purchase Price :	8356 shares at R144.80 each
	2000 shares at R144.90 each
	4644 shares at R145.00 each
Total Value	R2 173 128.80
Extent of Interest :	Directly beneficial

In terms of Section 3.66 of the JSE Listings Requirements prior clearance to deal in the above securities has been obtained from Mr P L Wilmot, a Non-Executive Director and Chairman of the Audit and Risk Committee of Edcon.
Crown Mines
7 July 2004
Sponsor
Cazenove
Date: 07/07/2004 03:14:42 PM Produced by the JSE SENS Department

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Edgars Consolidated Stores Limited - Audited Financial Report For The Year E

Release Date: 12/05/2004 08:27:03 Code(s): ECO

EDGARS CONSOLIDATED STORES LIMITED - AUDITED FINANCIAL REPORT FOR THE YEAR ENDED MARCH 2004

Edgars Consolidated Stores Limited
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
JSE Share Code: ECO
ISIN Code: ZAE000018388

AUDITED FINANCIAL REPORT FOR THE YEAR ENDED MARCH 2004

SALIENT FEATURES

Retail sales growth of 27%
R2,5 billion wealth created for all stakeholders
Profit before tax up 82% to over R1 billion
Headline earnings per share doubled at 1 597 cents
Record final dividend of 521 cents (up 182%)

THE RETAIL ENVIRONMENT

During the past year, the South African economy was characterised by a deterioration in the overall GDP growth rate, as the strong Rand impacted negatively on production sectors, including manufacturing, mining and agriculture. In contrast, conditions for retailers improved considerably. The 550 basis point reduction in the prime interest rate and a sharp deceleration in inflation enhanced the purchasing power of consumers. Further personal tax cuts boosted household finances and consumer confidence amongst high and middle-income earners rose significantly.

Against this background, retail sales of semi-durable goods remained buoyant. South African Reserve Bank data confirms that real growth in semi-durable goods was 8% in the current year. Retailers" Liaison Committee (RLC) statistics reveal that national clothing, footwear and textile (CFT) sales have increased by 11,5% in nominal terms in the year under review, with no inflation in the sector.

GROUP RESULTS

The Board is delighted to report another year of record sales and earnings performance, culminating in a return on shareowners" equity of 28% and an increase of 149% in total dividends. Edcon continues to cement its position as the leading CFT retailer in South Africa and the sustainability of the Group"s strategy is reinforced by these exceptional results.

Once more, Edcon achieved triple digit growth in headline earnings per share. At 1 597 cents, the 103% increase on last year follows a 153% rise attained in the previous financial year. Sales increased by a remarkable 27%, of which 19% can be ascribed to the existing businesses of Edgars and Jet and 8% being the full 12 month effect of the CNA and Super Mart acquisitions in October of the previous year. It is even more encouraging to note that this growth was achieved with only 2% additional average retail space.

Another accomplishment has been the improvement in gross profit margin of 40 basis points to 39,0% brought about by the Group"s strength in merchandise procurement and efficient supply chain processes. This was achieved despite the inclusion of CNA, which worked through distressed inventory, and the nature of Super Mart, being a general merchandise discount business.

At the individual chain level, Edgars, with 1% less average trading space and its selling price inflation at 4%, still grew sales by a strong 16%. The chain achieved unprecedented success across all key performance indicators. The most significant sales gains were in the jewellery, footwear, activewear, kidswear

and menswear businesses, but all major merchandise groups recorded increases. Particularly pleasing was the acceleration of sales momentum in the second half of the year. Enhanced trading densities, due to improved replenishment processes, and benefits of disciplined expense management, contributed towards the growth in trading profit of 43%. Stockturn increased from 4,8 to 5,2 times as the chain continued to benefit from the Retek merchandise system and effective inventory control.

The 127% rise in trading profit for the Jet chain, incorporating Jet, Sales House, Cuthberts and Legit, was a truly remarkable performance for the Group"s discount channel. The chain achieved a sales growth of 23%, all the more commendable considering the decrease of 1% in average retail space and its deflation in prices of 1%. This, combined with focused inventory management and controlled store expenses, ensured the success of the chain. RLC statistics indicate that Jet gained market share across most CFT merchandise categories. The star performers included menswear, intimatewear, footwear, kidswear and ladieswear. Another significant achievement has been the ability to report such large sales growths from average stock holdings some 3% below those of last year. Consequently, Jet improved its stockturn from 5,8 times last year to a world class 7,2 times.

The CNA chain is operating efficiently on all Edcon"s systems and platforms, with an appropriate management team and staff structure now in place. The process of redeveloping the merchandise offering and overhauling the store operational environment is well advanced. Sales for the period were in line with the Group"s targets and, as predicted at half year, the business had a profitable second half, thus generating a small trading profit in its first full year under Edcon management. The results include a once-off charge of R27 million for system integration costs. Particularly pleasing has been the performance of books and interactive merchandise, as customers took advantage of the enhanced product offering. With stockturns at only 2,7 times, there is still scope for significant improvements in the year ahead.

A decision was made to accelerate the buy-out of the former Super Mart owners and a final amount of R42 million was paid in December 2003. This allowed the Jet executive team, with its extensive experience in multi store management and Retek knowledge, to take over the complete control of the day-to-day operational management of this general merchandise discount cash retailer chain.

Integration of the chain onto Edcon"s systems has proceeded according to plan, going live on 1 April 2004. An overall profit of R9 million was delivered, following a R1 million half year loss, while stockturn increased to 4,6 times from 3,7 last year. The Group is pleased with the progress being made and is confident of further advances in the new year.

Total cellular phone and contract sales, which are now managed centrally by the Group, recorded a 40% rise to R802 million.

The fortunes of the Manufacturing division have also improved significantly. After reporting a loss of R19 million at the interim stage, due to onerous contracts in the light of the strong Rand, a small profit was made in the second half of the year. Exports are now more appropriately priced relative to currency, while volumes delivered to local customers increased satisfactorily in the last six months.

Increases in store expenses continue to be extremely well contained and, combined with productivity improvements, have been limited to 9% in the existing chains, with the new acquisitions accounting for the balance of the increase. Costs of the new businesses, including chain management expenses, system integration costs and goodwill amortisation, accounted for the rise in other operating costs.

The quality of the debtors" book improved yet further and 88% of customers are now current and able to purchase - a result regarded as exceptional by world standards. The performance of the book was a major factor in the excellent results of the Credit and Financial Services businesses, which lifted their earnings by 165% to R137 million. An additional R22 million has been realised from better than anticipated collections on the debtors" book purchased from the Retail Apparel Group (but excluded from headline earnings). Another major success factor in the division has been the accelerating pace of development in the Financial Services division with its innovative customer insurance offerings. Cash sales now account for 38% of total sales, assisted by the addition of the CNA and Super Mart cash chains.

As a consequence of interest costs associated with the rise in debtors and investment activities, the net financing costs increased to R51 million. However, this includes a R20 million foreign exchange loss due to the stronger Rand being applied to the translation of assets in foreign jurisdictions. The effective tax rate decreased from 39,5% to 34,4%, as the prior year figures included a secondary tax on companies charge resulting from the repurchase of

shares.

CASH FLOWS AND FINANCIAL POSITION

The significant rise in profitability is reflected in the increase in cash "EBITDA". Efficient working capital management remains a priority for Edcon. In terms of the securitisation agreement with OntheCards, only customers on our books prior to November 1999 were sold, and the increased investment in accounts receivable is an indication of the growth in new accounts, all of which have been funded by Edcon. Total debtors now managed by the credit division amount to R4,7 billion, an increase of 25% over the prior year, but in line with expectations. The growth in credit sales of 23% (R1,2 billion), a shift to interest bearing accounts, which have a longer term, and the rise in the penetration of financial service products account for the increase.

Attributable cash flow per share, excluding the effect of the investment in the proposed securitisation of trade accounts receivable, referred to under post balance sheet events, rose by 5% to 2 433 cents per share.

The larger tax and dividend payments, a direct consequence of the higher earnings, reduced the net cash retained from operating activities to R10 million for the year. In line with our longer term financing plans, the further securitisation transaction will boost cash flow in the new year.

Focus on improving the store environment for customers has necessitated an extensive store refurbishment programme within Edgars and Jet. Investing activities also include costs of the CNA integration and the Super Mart accelerated buy-out.

During the past year, a total of R2,5 billion of additional wealth, in cash value added terms, was created for the South African economy, some 50% of which has been utilised for employee remuneration. Edcon, with a closing gearing ratio of 6%, remains in an extremely strong financial position to continue to provide a contribution of this magnitude into the future. Flexibility is enhanced by the existence of R662 million in unutilised borrowing facilities.

POST BALANCE SHEET EVENTS

As announced in March 2004, Edcon acquired the business of Boardmans for approximately R80 million. Boardmans became a division of Edcon with effect from 1 April 2004. Their product range complements Edcon"s current homewares offering and the Group believes its strengths in merchandising and logistics management can improve Boardmans" recent disappointing performance.

In terms of an option granted during the first debtors securitisation negotiated in 2002, the Group has resolved to securitise a further R1 billion of its receivables book during June 2004. The transaction will be income enhancing for Edcon as it lowers the Group"s funding costs, reinforced by Moody"s positive re-rating of the OntheCards B class notes, which occurred earlier this year. Cash generated from the disposal of the securitised assets will be used to repay debt and to fund future internal and external expansion opportunities. Further details of the transaction will be issued later in a separate circular to investors.

ACCOUNTING POLICIES AND COMPARATIVES

In accordance with the recommendation issued by the JSE Securities Exchange South Africa (JSE), the Group"s Staff Share Trust has been consolidated in the Group results.

In order to achieve compliance with AC103, changes in accounting policy, the prior year results have been restated. The headline earnings per share and the diluted headline earnings per share for last year, as a direct consequence, have increased from 753 to 786 cents per share, and from 705 to 719 cents per share respectively.

DIVIDEND

In terms of the Group"s policy of covering dividends twice by attributable earnings, the Board has declared a record final dividend of 521 cents per share, reflecting 182% growth on last year"s final dividend. Total dividends of 768 cents per share are, therefore, 149% higher than the previous year.

CORPORATE GOVERNANCE

The Group, at all levels, subscribes to the values of good corporate governance and is committed to applying the principles of the second King Report and complying with the JSE requirements. It continues to ensure that business is conducted with discipline, integrity, transparency and social responsibility.

PROSPECTS

Relatively low interest and inflation rates are forecast for the months ahead. This should be positive for retailers, but will be offset by the slow growth in GDP, high unemployment and Rand strength. Nevertheless, the Edcon Board is confident, based on the current momentum in the industry, that the Group"s CFT sales will continue to grow in real terms in the year ahead, albeit at a slower pace than in the past year. Furthermore, sales for the coming year will be boosted by the first time inclusion of Boardmans, by the scheduled inclusion of

a 53rd trading week and by an estimated 5% increase in average retail space through new store openings.

Economies of scale, the additional contribution from new space, and further improvements in the recently acquired businesses will enhance overall productivity. Accordingly, headline earnings per share for the coming year are expected to increase at a somewhat faster rate than sales growth.

For and on behalf of the Board

W S MacFarlane — CHAIRMAN

S M Ross — CHIEF EXECUTIVE OFFICER

FINAL CASH DIVIDEND

Notice is hereby given that the final ordinary dividend (No.115) of 521 cents per share in respect of the 52 weeks ended 27 March 2004 has been declared payable to the holders of ordinary shares appearing in the records of the company at the close of business on Friday, 2 July 2004. The dividend is declared payable in the currency of the Republic of South Africa and, in compliance with the requirements of STRATE, the following dates are applicable:

Last day to trade cum the dividend	Friday, 25 June 2004
Date trading commences ex the dividend	Monday, 28 June 2004
Record date	Friday, 2 July 2004
Date of payment	Monday, 5 July 2004

Certificated shareholders may not dematerialise or rematerialise their share certificates between Monday, 28 June 2004 and Friday, 2 July 2004, both dates inclusive.

On behalf of the Board

E A BAGLEY

Group Secretary

Johannesburg

11 May 2004

INCOME STATEMENTS

	52 weeks to March 2004 (audited) Rm	52 weeks to March 2003 (audited & restated) Rm	Change %
Revenue - retail sales	10 530,0	8 313,7	27
Cost of sales	6 423,3	5 107,0	
Gross profit	4 106,7	3 206,7	
Store costs	1 914,4	1 595,9	
Other operating costs	1 247,6	1 053,3	
Trading profit	944,7	557,5	69
Credit and financial services profit	136,8	51,7	
Operating profit before financing costs	1 081,5	609,2	
Net financing costs	50,7	44,2	
Profit before taxation	1 030,8	565,0	82
Taxation	354,6	223,2	
Earnings attributable to ordinary shareowners	676,2	341,8	98
Number of ordinary shares (000)			
in issue	44 934	43 339	
weighted average	44 026	47 461	
Earnings per ordinary share (cents)			
attributable earnings basis	1 536	720	113
headline earnings basis	1 597	786	103
cash equivalent basis	2 246	1 061	112
Diluted earnings per ordinary share (cents) (note 2)			
attributable earnings basis	1 315	660	99
headline earnings basis	1 367	719	90
Dividends per ordinary share (cents)			
interim (paid)	247	123	101
final (proposed)	521	185	182
total	768	308	149
cover (times)	2,0	2,3	
Return on shareowners" equity (%)	28,3	15,7	

NOTES:

Note 1

The accounting policies adopted for the purpose of this report comply

with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards, and are consistent with those of the previous year except the policy relating to the treatment of the Edgars Stores Limited Staff Share Trust (the "Staff Share Trust"). To comply with the requirements of the JSE Securities Exchange South Africa, the Group results include the effects of consolidating the Staff Share Trust. The 2003 comparatives have been appropriately restated.

Note 2

Dilution on possible exercise of share options.

Note 3

These statements have been audited by Ernst & Young and the audit certificate is available for inspection at the company"s registered office.

INCOME STATEMENTS /continued

	52 weeks to March 2004 (audited)	52 weeks to March 2003 (audited & restated)	Change %
	Rm	Rm	
Reconciliation of headline earnings			
Group attributable earnings	676,2	341,8	
Plus: Loss on disposal of fixtures, equipment and vehicles	1,4	17,3	
Less: Recognition of discount on acquisition of RAG receivables and assets	(22,0)	(29,6)	
Plus: CNA and Super Mart acquisition write-offs (incl. amortisation)	45,5	38,4	
Taxation	2,0	5,2	
Headline earnings	703,1	373,1	
Segmental analysis			
Retail sales			
Edgars	5 595,8	4 817,5	16
Jet	3 599,9	2 924,2	23
CNA	874,3	389,5	124
Super Mart	460,0	182,5	152
	10 530,0	8 313,7	27
Trading profit			
Edgars	603,8	421,4	43
Jet	395,3	174,4	127
CNA	1,4	(2,4)	
Super Mart	8,5	10,2	(17)
Manufacturing	(17,3)	(7,7)	(125)
Amortisation of goodwill and intangibles	(47,0)	(38,4)	
	944,7	557,5	69
Average retail space (000m2)			
Edgars	379	383	(1)
Jet	283	286	(1)
CNA	82	81	1
Super Mart	50	30	67
	794	780	2
Closing retail space (000m2)			
Edgars	386	375	3
Jet	287	280	3
CNA	88	80	10
Super Mart	57	40	43
	818	775	6
Number of stores			
Edgars	155	151	
Jet	283	279	
CNA	186	151	
Super Mart	17	12	
	641	593	

CASH FLOW STATEMENTS

	52 weeks to March 2004 (audited)	52 weeks to March 2003 (audited & restated)
	Rm	Rm

Cash retained from operating activities		
Operating profit	1 081,5	609,2
Depreciation, amortisation and impairment	269,4	304,5
Other non-cash items	0,2	(12,9)
Cash "EBITDA"	1 351,1	900,8
Investment in working capital	(676,7)	(38,2)
Inventories	(31,0)	(39,4)
Trade accounts receivable*	(870,1)	(383,2)
Other debtors	(67,6)	(54,0)
Accounts payable	292,0	438,4
Cash generated from operating activities	674,4	862,6
Net financing costs paid	(50,7)	(44,2)
Taxation paid	(422,5)	(103,2)
Cash inflow from operations	201,2	715,2
Dividends paid	(190,8)	(98,4)
Net cash retained	10,4	616,8
Cash utilised in investment activities		
Investment in fixtures, equipment and vehicles	(271,0)	(113,8)
Acquisitions	(66,1)	(503,4)
Net proceeds of securitisation	-	798,3
Net cash invested	(337,1)	181,1
Cash effects of financing activities		
Increase in shareowner funding	43,4	(312,9)
Increase in interest bearing debt	183,1	(393,4)
Net cash inflow from financing activities	226,5	(706,3)
Decrease in cash and cash equivalents	(100,2)	91,6
Cash and cash equivalents at the beginning of the year	298,0	215,5
Acquisitions during the year	-	6,2
Currency adjustments	(2,7)	(15,3)
Cash and cash equivalents at the end of the year	195,1	298,0
Attributable cash flow per ordinary share (cents)*	2 433	2 314
Cash realisation rate (%)	108	218

* This includes trade accounts receivable, which are available for securitisation. The increase of R870 million has, accordingly, been regarded as an investing activity for the calculation of attributable cash flow per ordinary share.

CASH VALUE ADDED STATEMENTS

	52 weeks to March 2004 (audited) Rm	52 weeks to March 2003 (audited & restated) Rm	Change %
Cash generated			
Cash derived from customers	9 665,4	8 765,7	
Cash payments outside the group to suppliers of materials, merchandise, facilities and services	(7 150,6)	(6 376,0)	
Wealth created through cash value added	2 514,8	2 389,7	5
Cash utilised to:			
Remunerate employees for their services	1 279,3	1 017,0	
Pay direct taxes to the state	422,5	103,2	
Provide lenders with a return on monies borrowed	66,1	83,0	
Provide lessors with a return for the use of their premises	545,7	471,3	
Provide shareowners with cash dividends	190,8	98,4	
Cash disbursed among stakeholders	2 504,4	1 772,9	41
Net cash retained	10,4	616,8	

BALANCE SHEETS

	March 2004 (audited) Rm	March 2003 (audited & restated) Rm
ASSETS		
Non-current assets		
Properties, fixtures, equipment and vehicles	738,2	689,2

Goodwill and trademarks	54,1	103,6
Investments	400,0	400,0
Total non-current assets	1 192,3	1 192,8
Current assets		
Inventories	1 231,0	1 186,6
Accounts receivable and prepayments	2 477,5	1 539,6
Cash and cash equivalents	195,1	298,0
Total current assets	3 903,6	3 024,2
Total assets	5 095,9	4 217,0
EQUITY AND LIABILITIES		
Capital and reserves		
Ordinary shareowners" equity	2 649,8	2 131,2
Preference share capital	0,3	0,3
Minority interests	-	0,3
Total shareowners" funds	2 650,1	2 131,8
Interest bearing debt	366,5	183,4
Total capital employed	3 016,6	2 315,2
Interest free liabilities		
Current payables	1 992,9	1 859,5
Deferred taxation	86,4	42,3
Total interest free liabilities	2 079,3	1 901,8
Total equity and liabilities	5 095,9	4 217,0
Gearing ratios		
Net interest bearing debt/total shareowners" funds	0,06	(0,05)
Total liabilities/total shareowners" funds	0,92	0,98
Future capital expenditure	Rm	Rm
Contracted	36,5	67,9
Authorised but not contracted	575,3	297,9
Net equity per ordinary share (cents)	5 897	4 918

STATEMENT OF CHANGES IN ORDINARY SHAREOWNERS" EQUITY

	Share capital and premium	Non-distributable reserves	Retained surplus	Total
	Rm	Rm	Rm	Rm
Ordinary shareowners" equity at 29 March 2003 (Restated)	71,1	28,9	2 031,2	2 131,2
Net movement in treasury shares	38,0			38,0
Earnings attributable to ordinary shareowners			676,2	676,2
Ordinary dividends paid			(190,8)	(190,8)
Foreign currency translation reserve		(3,9)		(3,9)
Decrease in tax reserve relating to lifo adjustment		(0,9)		(0,9)
Balance at 27 March 2004	109,1	24,1	2 516,6	2 649,8

DIRECTORS

Non-executive directors:

WS MacFarlane (Chairman)
AJ Aaron
TN Eboka
ZB Ebrahim
JDMG Koolen#
PL Wilmot
SDM Zungu (appointed 23 March 2004)
Netherlands

Executive directors:

SM Ross** (Chief Executive)
SR Binnie*
AvA Boshoff
MR Bower
Dr U Ferndale
JL Spotts**
**USA
* UK

Group Secretary:

EA Bagley (appointed 5 January 2004)
Transfer secretaries:
Computershare Limited
70 Marshall Street,
Johannesburg 2001
PO Box 61051,
Marshalltown 2107
Fax: +2711 370-5487
Telephone: +2711 370-5000
Registered office:
Edgars Consolidated Stores Limited
Registration No. 1946/022751/06
Incorporated in the Republic of South Africa
Edgardale, Press Avenue, Crown Mines,
Johannesburg 2092
PO Box 100,
Crown Mines 2025
Fax: +2711 837-5019
Telephone: +2711 495-6000
Auditors:
Ernst & Young
Wanderers Office Park,
52 Corlett Drive,
Illovo 2196
PO Box 2322,
Johannesburg 2000
Telephone: +2711 772-3000
Sponsors:
Cazenove South Africa (Proprietary) Limited
First Floor,
Moorgate
Dunkeld Park
6 North Road,
Dunkeld West 2196
PO Box 412468,
Craighall 2024
Telephone: +2711 280-7900
These results can be viewed on the internet at: http://www.edcon.co.za
Date: 12/05/2004 08:27:27 AM Produced by the JSE SENS Department

82-34767

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Edgars Consolidated Stores Limited - Preference Dividend No 116

Release Date: 06/05/2004 10:17:02 Code(s): ECO ECOP

Edgars Consolidated Stores Limited - Preference Dividend No 116
Edgars Consolidated Stores Limited
(Registration No: 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code: ECOP ISIN Code: ZAE000018396
PREFERENCE DIVIDEND NO 116
NOTICE IS HEREBY GIVEN THAT a dividend at the rate of 6 percent per annum (6 cents) in respect of the period 1 January 2004 to 30 June 2004, has been declared payable to holders of Preference Shares recorded in the books of the Company at the close of business on Friday, 11 June 2004.
In compliance with the requirements of STRATE, the following dates are applicable.

Last day to trade cum dividend	Friday, 4 June 2004
Date trading commences ex-dividend	Monday, 7 June 2004
Record Date	Friday, 11 June 2004
Date of Payment	Monday, 14 June 2004

Share Certificates may not be dematerialised or rematerialised between Monday, 7 June 2004 and Friday 11 June 2004, both dates inclusive.
Dividends are declared payable in the currency of the Republic of South Africa.
By order of the Board
E A Bagley
Group Secretary
6 May 2004
Registered Office:
Edgardale
Press Avenue
Crown Mines
Johannesburg
2025
Johannesburg
6 May 2004
Sponsor
Cazenove South Africa (Pty) Ltd
Date: 06/05/2004 10:17:08 AM Produced by the JSE SENS Department

Edcon - Trading Statement And Cautionary Announcement

Release Date: 15/03/2004 17:05:01 Code(s): ECO

Edcon - Trading Statement and cautionary announcement
Edgars Consolidated Stores Limited
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code: ECO ISIN Code: ZAE000018388
Trading Statement and cautionary announcement
Retail sales in the Edgars chain and United Retail (incorporating Jet, Sales House, Cuthberts and Legit) over the past eleven weeks since the last quarterly trading update, have exceeded the Board"s expectations. As a result, the growth in headline earnings per share for the full year to March 2004 is now expected to materially exceed the 73% reported at the interim stage.
As there are only two more trading weeks in the current financial year, this prospects statement has not been audited and investors are accordingly advised to trade in the Edcon share with caution. A preliminary announcement detailing the audited results for the year to March 2004 will be published on 12 May 2004.
Crown Mines, Johannesburg
15 March 2004
Sponsor
Cazenove
Date: 15/03/2004 05:05:02 PM Produced by the JSE SENS Department

82-34767

Edgars Consolidated Stores Limited - Dealing In Shares By A Director

Release Date: 08/03/2004 10:36:41 Code(s): ECO

EDGARS CONSOLIDATED STORES LIMITED - DEALING IN SHARES BY A DIRECTOR
EDGARS CONSOLIDATED STORES LIMITED
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code: ECO ISIN Code: ZAE000018388
DEALING IN SHARES BY A DIRECTOR

For financial planning purposes Mr S.M. Ross, Chief Executive Officer of Edcon, has sold 130 000 shares over which he had options issued to him on 1 October 1998, the final tranche of which vested on 1 September 2002. The details of this transaction are as follows:

Transaction Date	:	5 March 2004
Number of shares	:	130 000
Class of security each	:	Ordinary shares of 10 cents
Average Price per share	:	122.00 cents
Total Value	:	R15 860 000.00
Strike Price	:	2061 cents per share
Extent of Interest	:	Directly beneficial

The above options constitute approximately 14% of Mr Ross" total remaining options.

In terms of Section 3.66 of the JSE Listings Requirements prior clearance to deal in the above securities has been obtained from Mr W S MacFarlane, Chairman of the Board of Edcon and Mr A J Aaron, Chairman of the Remuneration and Nominations Committee of Edcon.

Johannesburg
8 March 2004
Sponsor
Cazenove South Africa (Pty) Limited

Date: 08/03/2004 10:36:42 AM Produced by the JSE SENS Department